Exhibit 99.1
RiT Technologies Prices Public Offering of Ordinary Shares and Warrants

Tel Aviv, Israel, - November 21, 2013 – RiT Technologies Ltd. (NASDAQ: RITT) (the "Company" or "RiT"), a provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution, announced the pricing of an underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to an aggregate of 1,500,000 ordinary shares, at an offering price of $2.00 per share and $0.01 per warrant.  The warrants have a per share exercise price of $2.50, are exercisable immediately, and expire 5 years from the date of issuance.  The warrants will begin trading on The NASDAQ Capital Market on November 22, 2013 under the symbol “RITTW.”

Aegis Capital Corp. is acting as the sole book-running manager for this offering.

The gross proceeds to RiT from this offering are expected to be $6.0 million, before deducting underwriting discounts and commissions and other estimated offering expenses.  The offering is expected to close on or about November 27, 2013, subject to customary closing conditions.

RiT has granted the underwriters a 45-day option to purchase up to 450,000 additional ordinary shares and/or warrants to purchase up to 225,000 additional ordinary shares to cover over-allotments, if any.

RiT intends to use the net proceeds from the offering for general corporate purposes and working capital, primarily for (1) sales and marketing efforts related to its sales and marketing strategy for its new Beamcaster™ and PatchView Plus products, (2) research and development related to the continued development of its Beamcaster™, PatchView Plus and other IIM products, and (3) strategic acquisitions and investments, if any.

A registration statement on Form F-1 relating to the offering was filed with the Securities and Exchange Commission and is effective.  A preliminary prospectus relating to the offering has been filed with the SEC and is available on the SEC's web site at http://www.sec.gov. Copies of the final prospectus relating to the offering, when available, may be obtained from the offices of Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About RiT Technologies

RiT is a provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution.

Forward-Looking Statements

Statements contained herein that are not based on historical fact, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "could" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. For example, forward-looking statements include statements regarding our public offering and its anticipated closing date. Such forward-looking statements are based on current assumptions but involve known and unknown risks and uncertainties that may cause the Company's actual results, performance or achievements to differ materially from current expectations. These risks include economic, competitive, governmental, technological and other factors discussed in the Company's annual, quarterly and other periodic public filings on record with the Securities and Exchange Commission. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com